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                                                        EXHIBIT 99(a)(5)(x)



Media Contact:  Doug Kline              Analyst Contact:        Clem Teng
                Sempra Energy                                   Sempra Energy
                877-866-2066                                    877-736-7727
                www.sempra.com


                     SEMPRA ENERGY ANNOUNCES FINAL RESULTS
                             OF SELF-TENDER OFFER



         SAN DIEGO, March 6, 2000 -- Sempra Energy (NYSE:SRE) today announced the final results of its Dutch auction self-tender offer, which expired Feb. 25, 2000.

         Based on the final count by First Chicago Trust Company of New York, the depositary for the offer, Sempra Energy accepted for purchase 36,142,340 shares of its common stock at a price of $20.00 per share. According to the depositary, approximately 40.9 million shares were properly tendered and not withdrawn at prices at or below $20.00 per share. Sempra Energy has been informed by the depositary that the final proration factor for the offer was
89.3 percent.

         Sempra Energy commenced the self-tender offer for up to 36 million shares of its common stock on Jan. 26, 2000. As permitted by applicable rules, Sempra Energy increased its offer to purchase 142,340 additional shares from shareholders who tendered shares in the offer and held fewer than 100 shares following proration.

         Payment for the shares accepted in the offer and return of the shares not accepted for purchase will be made promptly by First Chicago Trust Company of New York. Following the purchase of the shares through the tender offer, Sempra Energy now has approximately 204 million shares of common stock outstanding.

         The dealer manager for the offer was Goldman, Sachs & Co. The information agent was D.F. King & Co. Inc.

         Sempra Energy, based in San Diego, is a Fortune 500 energy services holding company with 12,000 employees and annual revenues of 5.5 billion. Through its seven principal subsidiaries - - Southern California Gas Company, San Diego Gas & Electric, Sempra Energy Solutions, Sempra Energy Trading, Sempra Energy International, Sempra Energy Resources and Sempra Energy Financial -- Sempra Energy serves 9 million customers in the United States, Europe, Canada, Mexico, and South America.


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